 EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox Gold” or the “Company”)
Suite 1501 – 700 West Pender Street
Vancouver BC V6C 1G8
Canada
Item 2:	Date of Material Change

October 30, 2019

Item 3:	News Release

A news release announcing the material change was issued on October 30, 2019 through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On October 30, 2019, the Company commenced Phase 1 Construction of the Castle Mountain Gold Mine.

Item 5.1:	Full Description of Material Change

(All dollar amounts are shown in United States dollars)
On October 30, 2019, the Company announced that the Company’s Board of Directors has approved the start of Phase 1 construction at the Castle Mountain Gold Mine (“Castle Mountain”) in California. Castle Mountain is an open-pit heap leach mine expected to produce on average 45,000 ounces (“oz”) of gold annually for the first three years of operations (“Phase 1”) while the Company completes the studies and permit amendments required for the Phase 2 expansion, which is expected to average 200,000 oz of gold annually for an additional 13 years for total life of mine production of 2.8 million oz of gold.
Early works construction has been underway at Castle Mountain since the third quarter of 2019. Activities to date have focused on detailed engineering, procurement, installation of piping and other infrastructure, and heap leach earthworks. The Company expects to commence installation of leach pad liners in November, with first gold pour targeted for Q3-2020.

Project Highlights
Equinox Gold’s Board of Directors has approved a Phase 1 construction budget of $58 million based on firm supplier quotes following detailed engineering, of which approximately $3.5 million has been spent to date. The budget includes working capital and a 12% contingency. Castle Mountain Phase 1 construction is fully funded from Equinox Gold’s existing treasury, cash flow based on current gold prices and available funding facilities.
A significant portion of Phase 1 infrastructure and more than 50% of Phase 1 capital expenditures are considered “early build” for Phase 2. The phased ramp-up approach allows the Company to use existing permits to expedite production while completing the feasibility study and permit amendments for the Phase 2 expansion.
Phase 1 will consist of a run-of-mine heap leach operation processing primarily 12,700 tonnes per day (“t/d”) of stockpiled ore from previous operations. Loaded carbon from Castle Mountain will be trucked to Equinox Gold’s Mesquite Mine, 200 miles south, and processed in the Mesquite ADR (adsorption, desorption and refining) plant, resulting in increased operating efficiencies for both mines.
Phase 2 will increase production to 200,000 oz per year and throughput to 41,000 t/d of ore, of which 2,300 t/d of higher-grade ore will be processed through a milling circuit. Although Phase 2 will operate within the existing mine boundary, the increased mining and water extraction rates will require amendments to permits for the Project. The Phase 2 feasibility study is underway with completion targeted for the second half of 2020, at which point Equinox Gold will submit the application to amend its existing plan of operations and permits to support the Phase 2 expansion.
Item 5.2:	Disclosure for Restructuring Transactions
Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information was omitted.

Item 8:	Executive Officer

Susan Toews
General Counsel
Tel: (604) 558-0560

Item 9:	Date of Report

November 4, 2019